Cheetah Mobile Inc.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

September 20, 2023

VIA CORRESPONDENCE

David Edgar

Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 18, 2023 File No. 001-36427

Dear Mr. Edgar and Ms. Collins:

This letter sets forth the response of Cheetah Mobile Inc. (“Cheetah Mobile”) to the comments contained in the letter dated September 12, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Cheetah Mobile’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter and our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. You state in your response to prior comment 13 that “[n]o more than 45% of the value of Cheetah Mobile’s assets (exclusive of Government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from securities other than those enumerated in Rule 3a-1(a)(1)–(4).” For this analysis, you state that such securities totaled RMB1,757,474, which appears to be derived from short term investments, prepayments and other current assets, net, due from related parties, net, and long-term investments. Based on the consolidated financial information provided in response to prior comment 14, it appears that “prepayments and other current assets, net” listed under “Assets” totaled RMB1,123,371, however, only RMB42,741 is recorded as securities for purposes of the calculation done for the 3a-1 analysis. Please provide us with a breakdown of the RMB1,123,371 in “prepayments and other current assets, net.”

Response: In response to the Staff’s comments, we are submitting, under a separate cover and on a confidential, supplemental basis, the breakdown of the RMB1,123,371 thousand in “prepayments and other current assets, net.” As set forth therein, of the RMB1,123,371 thousand included in “prepayments and other current assets, net,” only RMB42,741 thousand, which represents loans and interest receivables, has been deemed a “security” for purposes of the analysis under Rule 3a-1. We do not believe the other items listed in “prepayments and other current assets, net,” which relate to operations of the business and include receivables from advertisers, third-party payment platforms and tax refunds, advances to suppliers and prepaid expenses, inventories, rental and business deposits, prepaid taxes and other miscellaneous receivables, are securities for purposes of Rule 3a-1.

2. Please confirm that your analysis under Section 3(a)(1)(C) and the related financial statements were calculated and provided based on fair value (with value as defined in Section 2(a)(41) of the Investment Company Act of 1940).

Response: We confirm the analysis conducted under Section 3(a)(1)(C) and the related financial statements were calculated and provided based on fair value as defined in Section 2(a)(41) of the Investment Company Act of 1940.

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at thomas.ren@cmcm.com or at +8610 6292 7779, ext. 6661 (office), or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By:	/s/ Thomas Jintao Ren
Name: Thomas Jintao Ren
Title: Chief Financial Officer

cc:

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Josh Westerholm, P.C., Esq., Partner, Kirkland & Ellis LLP

Phil Vincent Giglio, Esq., Partner, Kirkland & Ellis LLP

Chris (Yiming) Zhao, Partner, Marcum Asia CPAs LLP